Exhibit 99.1

Gold Royalty Reports Fourth Quarter and 2024 Results, Record Revenue and Positive Operating Cash Flows With Continued significant Growth Expected in 2025 and Over Next Five Years

Vancouver, British Columbia – March 20, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and twelve months ended December 31, 2024. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are pleased to report record revenues and positive operating cash flows for 2024. These strong results demonstrate the built-in growth of our portfolio, which we expect to continue in 2025. Our portfolio’s growth profile was achieved through transformative value-accretive acquisitions made over the Company’s four-year history; these acquisitions secured royalties on large-scale, long-life mines in the late-development, near-production, and ramp-up stages. We believe that these assets position Gold Royalty for continued growth in revenue and Gold Equivalent Ounces (“GEOs”) over the long-term, including through the end of the decade.”

Fourth Quarter 2024 Highlights

●	Record revenue of $3.4 million and $3.8 million in Total Revenue, Land Agreement Proceeds and Interest*
●	1,445 GEOs* for the quarter
●	Positive operating cash flow of $1.3 million and Adjusted EBITDA* of $1.2 million

Full Year 2024 Highlights

●	Record revenue of $10.1 million and $12.8 million in Total Revenue, Land Agreement Proceeds and Interest*
●	5,462 GEOs* for the year
●	Positive operating cash flow $2.5 million and Adjusted EBITDA* of $4.8 million

2025 and Five-Year Outlook

●	Total GEOs are currently expected to increase to 5,700-7,000 in 2025, a year where three of our seven cash flowing assets continue to ramp up towards full production. This outlook represents an increase of approximately 16% from 2024.
●	Peer-leading growth of over 360% from 2024 levels is expected in the next five years, with GEOs forecasted to increase to between 23,000 and 28,000 GEOs in 2029. The projected five-year outlook reflects continued contributions from our cornerstone producing assets, as well as new production from assets currently in development. See the below “2025 Outlook” and “Five-Year Outlook” sections.
●	Going forward, the Company’s balance sheet is expected to be strengthened by greater expected cash flow generation, stable and low operating costs and our recently improved credit terms. While the Company’s capital allocation priorities continue to focus on debt repayment and disciplined growth, the increased facility terms provide flexibility to pursue opportunities as they may arise.

*Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

Selected Financial Highlights

The following table sets forth selected financial information for the three months and year ended December 31, 2024:

	For three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	3,355	1,016	10,103	3,048
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Net loss per share, basic and diluted	(0.02)	(0.13)	(0.02)	(0.18)
Cash provided by (used in) operating activities	1,262	(1,727)	2,543	(6,876)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	3,846	1,319	12,847	5,216
Adjusted EBITDA(1)	1,240	(3,049)	4,779	(4,440)
Adjusted Net Income (Loss)(1)(2)	(2,721)	935	(1,150)	(3,965)
Adjusted Net Income (Loss) Per Share, basic and diluted(1)	(0.02)	0.01	(0.01)	(0.03)
GEOs(1)	1,445	667	5,462	2,703

1)	See “Non-IFRS Measures” for further information.

2)	Adjusted Net Income for the year and quarter ended December 31, 2023, includes $2.3 million deferred tax recovery that was recognized as a result of our convertible debt financing. An offsetting deferred tax expense of $2.3 million was recognized directly in equity. See Note 11 of our audited annual consolidated financial statements for the year ended December 31, 2024, for further information.

Please refer to the Company’s Annual Report Form 20-F, including the audited financial statements included therein, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Portfolio Update

Borborema project (2.0% NSR): As of February 26, 2025, Aura Minerals Inc. (“Aura”) expects project construction at Borborema to be completed in the first quarter of 2025. Construction capex is 100% committed. Aura provided production guidance of 33,000 to 40,000 ounces of gold production from Borborema in 2025; the mine is expected to reach between 40% and 48% of its designed nominal capacity in 2025 and is expected to achieve commercial production at Borborema in the second half of 2025. Aura’s partial year production guidance represents an annualized rate of 83,000 ounces per year. For further information see Aura’s news release dated February 26, 2025, available under its profile on www.sedarplus.ca.

Borden mine (0.5% NSR, partial royalty coverage): On January 27, 2025, Discovery Silver Corp. (“Discovery”) disclosed that it has entered an agreement to acquire the Porcupine complex, including the Borden operations, from Newmont Corporation for total consideration of $425 million. The transaction is expected by Discovery to close in the first half of 2025. The Borden mine contributes to the Porcupine Complex hub-and-spoke model with a current mine life that extends to 2033. Discovery has also completed a technical report on the complex which includes details on the Borden mine entitled “Porcupine Complex, Ontario, Canada, Technical Report on Preliminary Economic Assessment” with an effective date of January 13, 2025. For further information see Discovery’s news release dated January 27, 2025, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey mine (3.0% NSR, partial royalty coverage): On February 13, 2025, Agnico Eagle Mines Limited (“Agnico Eagle”) reported its financial and operational results for the year ended December 31, 2024. The company confirmed that development activities at Odyssey remain on schedule, with ongoing ramp development and shaft sinking progressing as planned. Agnico Eagle management reported on its February 14, 2025, conference call that the results of an internal study on the sinking of a second shaft at Odyssey would be released in 2026. For further information see Agnico Eagle’s news release dated February 13, 2025, available under its profile on www.sedarplus.ca.

Côté Gold mine (0.75% NSR, partial royalty coverage): On February 20, 2025, IAMGOLD Corporation (“IAMGOLD”) announced that it had achieved successful startup of Côté. IAMGOLD’s primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tonnes per day by the fourth quarter of this year while stabilizing operations by implementing and improving operation and maintenance procedures. For further information see IAMGOLD’s news release dated February 20, 2025, available under its profile on www.sedarplus.ca.

Cozamin mine (1.0% NSR, partial royalty coverage): On January 20, 2025, Capstone Copper Corp. (“Capstone”) reported consolidated copper production for 2024 and provided operations and capital expenditure guidance for 2025. Cozamin Mine achieved 24,907 tonnes of copper production in 2024. Cozamin’s copper production is expected to be similar in 2025, compared to 2024, with 23,000 to 26,000 tonnes of copper production at expected copper grades of approximately 1.87%. Production is expected to be consistently weighted through the year. For further information see Capstone’s news release dated January 20, 2025, available under its profile on www.sedarplus.ca.

Fenelon gold project (2.0% NSR): On January 22, 2025, Wallbridge Mining Company Ltd. (“Wallbridge”) announced the 2025 exploration program for Fenelon, planning between 3,000 and 5,000 metres of exploration drilling over the Detour-Fenelon gold trend. Wallbridge also reiterated that it is working towards releasing an updated Canadian National Instrument 43-101 (“NI 43-101”) preliminary economic assessment during the first quarter of 2025, which is expected to lower the initial production rate of the project to reduce upfront capital requirements and operating costs. For further information see Wallbridge’s news release dated January 22, 2025, available under its profile on www.sedarplus.ca.

Granite Creek project (10.0% NPI): On March 5, 2025, i-80 Gold Corp. (“i-80”) announced a positive preliminary economic assessment (“PEA”) on the Granite Creek Underground project which outlined that this project is the first property within i-80’s pipeline of assets to be redeveloped and is currently ramping up to full production. On March 6, 2025, i-80 announced a positive PEA on the Granite Creek Open Pit project which will treat approximately 3.5 million tonnes per annum in a carbon in leach process plant. For further information see i-80’s news releases dated March 5, 2025, and March 6, 2025, available under its profile on www.sedarplus.ca.

Ren project (1.5% NSR and 3.5% NPI): Barrick Gold Corporation (“Barrick”) has provided early disclosure on the expected development and production timeline for Ren, part of the Nevada Gold Mines joint venture (Barrick 61.5%, Newmont 38.5%). Ren is anticipated to produce an average of 140,000 ounces of gold per year (100% basis) at full production, expected by 2027. For further information see Barrick’s management’s discussion and analysis for the three and twelve months ended December 31, 2024, available under its profile on www.sedarplus.ca.

South Railroad project (0.44% NSR, partial royalty coverage): Orla Mining Ltd. (“Orla”) has disclosed that significant permitting progress at the South Railroad project has been made at the federal and state levels to advance the posting of the Notice of Intent in early 2025, with Orla targeting a Record of Decision by mid-2026. It further disclosed that following this approval, construction on the South Railroad project would commence, with first gold production anticipated in 2027. For further information see Orla’s news release dated October 31, 2024, available under its profile on www.sedarplus.ca.

Tonopah West project (3.0% NSR): On February 18, 2025, Blackrock Silver Corp. (“Blackrock Silver”) disclosed that it had commenced permitting initiatives at Tonopah West with the objective of receiving the necessary approvals and permits to break ground on an exploration decline in 2027. Blackrock Silver has also expanded its drilling programs by an additional 15,000 m with an anticipated release of an updated NI 43-101 mineral resource estimate in the third quarter of 2025. On February 20, 2025, Blackrock Silver also reported multiple >1 kg/t silver equivalent intercepts from an in-fill drilling program initiated in mid-July 2024 at Tonopah West. For further information see Blackrock Silver’s news releases dated February 18, 2025, and February 20, 2025, available under its profile on www.sedarplus.ca.

Vareš mine (100% copper stream with ongoing payments of 30% of the spot copper price): On December 12, 2024, Adriatic Metals plc (“Adriatic”) provided an operations update for Vareš stating that the first secondary stope was started at the Rupice deposit, the processing plant is fully operating, and recoveries are steadily improving. Adriatic anticipates record production for the fourth quarter of 2024 and expects commercial production to commence in the first quarter of 2025. On February 18, 2025, Adriatic announced the successful completion of its two-tranche institutional placement to raise A$80 million (approximately $50 million). Proceeds are intended to be used to fast-track the processing plant expansion, initiate technical studies and workstreams, and provide financial flexibility during ramp-up to nameplate production, anticipated to be in the second half of 2025. Adriatic expects the expansion to 1.0 million tonnes per annum (“Mtpa”) will be completed in 2026 and the expansion to 1.3 Mtpa will be completed in 2027. For further information see Adriatic’s announcements dated December 12, 2024, and February 18, 2025, available under its profile on www.sedarplus.ca.

Whistler project (1.0% NSR and right to acquire an additional 0.75% NSR): On February 10, 2025, U.S. GoldMining Inc. (“U.S. GoldMining”) announced discovery of a new high-grade zone at Raintree Prospect at the Whistler project. For further information see U.S. GoldMining’s news release dated February 10, 2025, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with eight new royalties added in the twelve months ended December 31, 2024. We have generated 48 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 33 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.06 million spent on maintaining the mineral interests in the year ended December 31, 2024.

2025 Outlook

The Company currently forecasts GEOs between 5,700 and 7,000, which includes approximately 600 GEOs of contractual Land Agreement Proceeds, based on an assumed gold price of $2,668 per ounce. We also assume a copper price of $4.23 per pound in our 2025 outlook. To date, 2025 continues to be a growth year for Gold Royalty, as many of our cash flowing assets continue to ramp up towards full production run rate levels.

The Company expects to achieve positive free cash flow in 2025 when a number of recently completed and cash flowing projects ramp up in production, including a full year of cash inflows from the Company’s interests in the Côté Gold mine and Vareš mine, initial production revenue from the Borborema project as it achieves commercial production in 2025 and continued cash flow from the Cozamin mine, Borden mine and Canadian Malartic / Odyssey mine.

Five-Year Outlook

In 2029, we expect GEOs to increase to between 23,000 and 28,000, which includes approximately 600 GEOs of contractual Land Agreement Proceeds. The midpoint of our five-year outlook range represents an increase in GEOs of 367% relative to 2024 GEOs.

All production and expected production growth implied by our guidance is sourced from assets already held in our portfolio and is based on public forecasts, expected development timelines, and other disclosures by the owners and operators of the properties underlying our interests. In addition to the mining operations expected to be in production in 2025, our 2029 outlook includes contributions from development projects including Ren, Granite Creek, and South Railroad.

In addition to the price assumptions outlined above, the 2025 and five-year outlooks included herein are based on the disclosed forecasts and expectations of the owners and operators of the properties underlying our interests and our assessment thereof. We assume a gold price of $2,212 per ounce and a copper price of $4.24 per pound in our projected five-year outlook. The outlooks respecting land agreement proceeds are based on contractual payments under existing agreements.

2024 Results Conference Call Details

A conference call will be held on Thursday, March 20, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The fourth quarter and year end 2024 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs and contractual payments, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production; statements related to the Company’s projected five-year outlook, and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adding land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses1, share of (gain) loss in associate and impairment of royalty, net of taxes and deducting the following from net income (loss): dilution gain in associate, changes in fair value of derivative liabilities, embedded derivative, short-term investments and gold-linked loan, gain (loss) on loan modification, foreign exchange gain (loss) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

	For three months ended,		For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Land Agreement Proceeds credited against other mineral interests	196	270	1,663	1,909
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Gold-linked loan interests	295	33	1,081	33
Convertible debentures - accretion	486	—	1,761	—
Transaction related and non-recurring general administrative expenses	8	268	424	967
Share of (gain)/loss in associate	97	72	64	(172)
Dilution gain in associate	—	—	(9)	(12)
Impairment of royalty, net of taxes	—	19,760	—	19,760
Change in fair value of derivative liabilities	—	—	—	(242)
Change in fair value of gold-linked loan	(331)	(172)	(1,681)	(172)
Change in fair value of short-term investments	(19)	45	(38)	264
Change in fair value of embedded derivatives	(143)	(30)	(612)	(30)
Foreign exchange (gain)/loss	(102)	55	14	132
(Gain)/loss on loan modification	—	—	(310)	249
Other income	(15)	(6)	(96)	(121)
Adjusted Net Income (Loss)	(2,721)	935	(1,150)	(3,965)
Weighted average number of common shares	169,505,388	145,086,763	159,516,299	144,729,662
Adjusted Net Income (Loss) Per Share, basic and diluted	(0.02)	0.01	(0.01)	(0.03)

1)	Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2024, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to an ongoing tax review and internal reorganization.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended June 30, 2023	1,978	557	282
For three months ended September 30, 2023	1,927	1,370	711
For three months ended December 31, 2023	1,977	1,319	667
For year ended December 31, 2023		5,216	2,703

For three months ended March 31, 2024	2,072	4,185	2,019
For three months ended June 30, 2024	2,338	2,215	947
For three months ended September 30, 2024	2,475	2,601	1,051
For three months ended December 31, 2024	2,661	3,846	1,445
For year ended December 31, 2024		12,847	5,462

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For three months ended,		For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,629	758	4,806	1,964
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Stream	893	—	893	—
Advance minimum royalty and pre-production royalty	732	137	2,982	646
Land agreement proceeds	297	391	3,085	2,347
Gold-linked loan interests	295	33	1,081	33
Total Revenue, Land Agreement Proceeds and Interests	3,846	1,319	12,847	5,216
Land agreement proceeds credited against other mineral interests	(196)	(270)	(1,663)	(1,909)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	(226)
Gold-linked loan interests	(295)	(33)	(1,081)	(33)
Revenue	3,355	1,016	10,103	3,048

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses2, non-cash share-based compensation, share of (gain) loss in associate, dilution gain in associate, impairment of royalty, net of taxes, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange (gain) loss, (gain) loss on loan modification and other income to net income (loss). We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA:

	For three months ended,		For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Depletion	1,771	249	3,204	943
Depreciation	20	20	79	70
Finance costs	2,188	814	8,043	1,839
Current tax (recovery)/expense	(80)	(34)	506	50
Deferred tax recovery	(291)	(5,569)	(6,480)	(6,183)
Land Agreement Proceeds credited against other mineral interests	196	270	1,663	1,909
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Gold-linked loan interests	295	33	1,081	33
Transaction related and non-recurring general administrative expenses	8	268	424	967
Share-based compensation	839	536	2,338	2,806
Share of (gain)/loss in associate	97	72	64	(172)
Dilution gain in associate	—	—	(9)	(12)
Impairment of royalty, net of taxes	—	19,760	—	19,760
Change in fair value of derivative liabilities	—	—	—	(242)
Change in fair value of gold-linked loan	(331)	(172)	(1,681)	(172)
Change in fair value of short-term investments	(19)	45	(38)	264
Change in fair value of embedded derivatives	(143)	(30)	(612)	(30)
Foreign exchange (gain)/loss	(102)	55	14	132
(Gain)/loss on loan modification	—	—	(310)	249
Other income	(15)	(6)	(96)	(121)
Adjusted EBITDA	1,240	(3,049)	4,779	(4,440)

2)	Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2024, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to an ongoing tax review and internal reorganization.